

Mail Stop 3561

September 23, 2016

Mr. Sean Trauschke
Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

> **Re: OGE Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-12579**

Dear Mr. Trauschke:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

OGE Holdings (Natural Gas Midstream Operations)

Year Ended December 31, 2015 as Compared to December 31, 2014, page 56

1. We note your explanation of the reasons for the $163.0 million or 95.1 percent decrease in the earnings before income taxes for OGE Holdings in fiscal 2015 as compared to fiscal 2014. Please revise your disclosure to better indicate the relative significance of

each reason given for the material decrease. We believe that when multiple factors materially contribute to a change in your results, a best practice is to quantify the impact of each such factor in order to transparently provide your investors with a view of your operations through the eyes of your management. Please refer to SEC Release No. 33.8350, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 58

2. We note your disclosure on pages 3 and 46 that you rely on cash distributions from your investment in Enable to fund your capital needs and support future dividend growth, along with your disclosure in Note 10 on page 106 that you depend on receipts from your equity investment in Enable and dividends from OG&E to pay dividends to your shareholders. We also note the continuing negative trends in commodity prices and declining volumes experienced by Enable, decreases in your equity in earnings from this unconsolidated affiliate and the recent downgrade of Enable's credit rating to non-investment grade by Standard & Poor's Rating Service, all of which appear to be known negative trends and uncertainties affecting your investment in this business. We also note that approximately 61.4 percent of your investment in Enable is represented by subordinated units which are not entitled to receive a distribution in certain circumstances. Given the importance to your investors of understanding the sustainability of your current level of cash dividends, and the reliance of your cash dividends on Enable's distributions to you, please expand your disclosures to discuss any known trends and uncertainties regarding this significant equity investee that may impact its ability to continue paying distributions to you at the current level or at all, and the potential impact on your ability to continue paying dividends to your investors at the current rate or at all, or explain to us why you believe no such disclosures are necessary.

3. We note that Enable has contracts with minimum volume commitments. If Enable has renegotiated the fees or minimum volume commitments on any contracts prior to expiration or is currently expected to renegotiate any such contracts prior to expiration, and it had or is expected to have a significant impact on your results of operations, please disclose this along with any related trends and uncertainties which may impact your results of operations and your expectations regarding distributions from Enable. Please also tell us, and consider disclosing in future filings, the volume amount of Enable's gathering and processing contracts that expire within 1 year and your expectations regarding the impact of any trends in gathering and processing fees on your equity in earnings from and distributions from Enable.

4. We note that several oil and gas producers with operations in Texas and Oklahoma have declared bankruptcy. Please tell us how you considered this in determining whether your investment in Enable, including the basis difference reflected in your financial statements, was impaired or at risk of impairment.

5. We note your disclosure that Fuel Inventories increased by $55.3 million, or 94.5 percent, at December 31, 2015 as compared to December 31, 2014 primarily due to higher coal inventories at OG&E's coal fired plants resulting from lower participation in the SPP Integrated Marketplace. Please expand your disclosure to explain why your participation in this marketplace was lower in 2015. If this this lower participation is expected to continue, please also revise your disclosure to provide forward looking information regarding the anticipated impact of this trend on your financial condition, results of operations and cash flows. Please also expand your disclosure to address the anticipated impact of the minimum fuel purchase commitments to purchase coal through 2017 disclosed in Note 14 on page 121 on your financial condition, results of operations and cash flows, if material. If you believe no additional disclosures are necessary, please tell us why in your response.

Financial Statements

Note 3. Investment in Unconsolidated Affiliate and Related Party Transactions, page 94

6. Please tell us and consider disclosing how you determined the amount reflected as "OGE's share of Enable's Net Income (Loss) for the year ended December 31, 2015." Please ensure your response reconciles this amount to the amount of Enable's Net income (loss) as shown in the summarized financial information of Enable. Please also tell us how you determined the amount reflected as your "Equity in earnings in unconsolidated affiliates."

7. We note that the difference between your investment in Enable and your underlying equity in the net assets of Enable was $1.0 billion at December 31, 2014 and $783.5 million at December 31, 2015. Please provide us with a reconciliation and explanation of the change in the basis difference between these balance sheet dates.

Note 6. Stock-Based Compensation, page 98

8. You disclose that you calculate the fair value of share-based stock awards based on the closing price on the date the award is granted. Based on your disclosures it appears that all of your restricted shares are entitled to receive dividends prior to vesting before and after July 2014. Accordingly, please clarify what you mean by your disclosure that for awards prior to July 2014 dividends are not included in the fair value calculation and for all awards after July 2014 dividends are included in the fair value calculations. We note that for awards for which employees are not entitled to dividends declared on the underlying shares the grant date fair value of the award would be measured using the grant-date fair value of your common shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Conversely, for awards where dividends are either paid or accumulated prior to vesting such dividends are accounted for under the guidance in ASC 718-10-55-44

through 55-45. Please explain your disclosure and your accounting for dividends on your non-vested restricted stock awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products